Exhibit n.4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

KCAP Financial, Inc.

We have audited the senior securities table included in the accompanying registration statement on Form N-2 of KCAP Financial, Inc. (a Delaware corporation) and subsidiaries (collectively, the “Company”) as of December 31, 2012, 2011, 2010, 2009, 2008, and 2007. The senior securities table is the responsibility of the Company’s management. Our responsibility is to express an opinion on the senior securities table based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the senior securities table is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the senior securities table. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall senior securities table presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the senior securities table referred to above presents fairly, in all material respects, the senior securities of KCAP Financial, Inc. as of December 31, 2012, 2011, 2010, 2009, 2008, and 2007 in conformity with U.S. generally accepted accounting principles.

/s/ GRANT THORNTON LLP

New York, New York

March 27, 2013